Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 5, 2013

Registration No. 333-191563

(Relating to Preliminary Prospectus dated November 1, 2013)

Mavenir Systems, Inc.

This free writing prospectus relates only to the initial public offering of common stock of Mavenir Systems, Inc. (“Mavenir”) and should be read together with the preliminary prospectus issued November 1, 2013 related to this offering (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-191563) (the “Registration Statement”) relating to these securities. On November 5, 2013, Mavenir filed Amendment No. 4 to the Registration Statement to update and supplement certain disclosures that had been provided in the Preliminary Prospectus, which Amendment No.  4 may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1361470/000119312513426312/d439361ds1a.htm.

The following information summarizes the amendments to the information contained in the Preliminary Prospectus, which were made to reflect certain changes to the Company’s estimated financial results for the quarter ended September 30, 2013.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer Mavenir Systems, Inc. together with its subsidiaries.

During the course of our preparation of our financial statements for the three months ended September 30, 2013, the application of revenue recognition requirements to certain of our ongoing projects resulted in the recognition of additional revenues with respect to certain projects and the recognition of additional costs with respect to certain projects. As a result of the updated information available to management regarding the recognition of these additional revenues and additional costs, management revised its estimated ranges for our expected financial results for the quarter ended September 30, 2013 that are presented in the updated “Recent Developments” section set forth below.

The following amends the information beginning on page 7 of the Preliminary Prospectus under the caption “Prospectus Summary — Recent Developments”.

Recent Developments

Although our financial results for the three months ended September 30, 2013 are not yet finalized, the following information reflects our preliminary expectations with respect to such results based on information currently available to management:

•	We expect to report total revenues between $25.4 million and $26.0 million for the three months ended September 30, 2013, compared to total revenues of $25.8 million for the three months ended June 30, 2013, representing a decrease of 2% to an increase of 1%. This expected change in revenues was attributable to lower revenues in the Europe, Middle East and Africa (EMEA) region offset by higher revenues in the Americas and Asia regions. The year-over-year change in expected revenue represents an increase of 49% to 52% compared to total revenues of $17.1 million for the three months ended September 30, 2012. The increase in our expected year-over-year revenues reflects strong year-over-year growth in both the Americas and EMEA regions.

•

We expect to report total gross profit between $12.0 million and $12.5 million for the three months ended September 30, 2013, compared to our gross profit of $13.5 million for the three months ended June 30, 2013, representing a decrease of 7% to 11%. This expected decrease in gross profit was mainly driven by a number of sales to customers who are in the early stages of their network deployments, which leads to a greater proportion of hardware in the initial customer sale versus later-stage deployments where software is a larger percentage of the overall customer sale. The year-over-year change in gross profit represents an expected increase of 32% to 37% compared to our gross profit of $9.1 million for the three months ended September 30, 2012. We expect to report a gross profit margin of 47.2% to 48.1% for the three months ended September 30, 2013, compared to a gross profit margin of 52.3% for the three months ended June 30, 2013 and gross profit margin of 53.2% for the three months ended September 30, 2012. The expected decrease in our gross profit margin resulted primarily from a number of sales to customers who are in the early stages of their network deployments, which as noted above leads to a greater proportion of hardware in the initial customer sale versus later-stage deployments where software is a larger percentage of the overall customer sale.

•	We expect to report an operating loss of $(3.9) million to $(3.4) million for the three months ended September 30, 2013, compared to our operating loss of $(0.9) million for the three months ended June 30, 2013, representing an increase in the loss of 278% to 333%. This expected increase in operating loss was due to lower gross profit and greater operating expenses (consisting of research and development, sales and marketing, and general and administrative expenses) attributable to increased staffing to meet customer demand and internal control requirements. The year-over-year operating loss is expected to improve 11% to 23% compared to our operating loss of $(4.4) million for the three months ended September 30, 2012. The expected year-over-year improvement resulted primarily from greater gross profit stemming from higher period revenue and was partially offset by the greater operating expenses described above.

•	We expect to report adjusted EBITDA between $(2.2) million and $(1.6) million for the three months ended September 30, 2013, compared to our adjusted EBITDA of $0.2 million for the three months ended June 30, 2013, representing an increase in the adjusted EBITDA loss of 900% to 1,200% primarily due to lower gross profit and greater operating expenses (consisting of research and development, sales and marketing, and general and administrative expenses) attributable to increased staffing to meet customer demand and internal control requirements. On a year-over-year basis, we anticipate an improvement in adjusted EBITDA of 46% to 61% compared to our adjusted EBITDA loss of $(4.1) million for the three months ended September 30, 2012. The expected improvement in our year-over-year adjusted EBITDA resulted primarily from higher gross profit, partially offset by greater operating expenses described above.

The following table reconciles our expected adjusted EBITDA to our expected operating loss for the three months ended September 30, 2013, and provides a comparison to the results from the three months ended June 30, 2013 as well as the three months ended September 30, 2012. The information presented in the following table is preliminary and unaudited.

	Three Months Ended September 30, 2013		Three Months Ended June 30, 2013	Three Months Ended September 30, 2012
	Low	High
	(unaudited, in millions)
Revenue	$25.4	$26.0	$25.8	$17.1
Gross Profit	12.0	12.5	13.5	9.1
Gross Profit %	47.2%	48.1%	52.3%	53.2%

Operating Loss	$(3.9)	(3.4)	$(0.9)	$(4.4)
Stock-based compensation expense	0.8	0.9	0.1	—
Depreciation/Amortization	0.9	0.9	1.0	0.3

Adjusted EBITDA	$(2.2)	$(1.6)	$0.2	$(4.1)

We have provided ranges for the preliminary estimated financial results described above because our financial closing procedures for the three months ended September 30, 2013 are not complete. The preliminary estimated financial results presented above are subject to the completion of our quarter-end financial closing procedures. Our closing procedures for the three months ended September 30, 2013 will not be complete, and our financial results for the three months ended September 30, 2013 will not be publicly available, until after the completion of this offering. The information presented above should not be considered a substitute for such full unaudited quarterly financial statements once they become available.

The preliminary information presented in this “Recent Developments” section is the responsibility of management, reflects management’s estimates based solely upon information available to us as of the date of this prospectus and is not a comprehensive statement of our financial results for the three months ended September 30, 2013. Our actual results may differ materially from these estimated ranges. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. Our independent registered public accounting firm, BDO USA, LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary information. Accordingly, BDO USA, LLP does not express an opinion or any other form of assurance with respect thereto. Accordingly, you should not place undue reliance upon these preliminary estimates. These preliminary results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in particular “— Components of Operating Results” and “— Quarterly Results of Operations” and the consolidated financial statements and related notes contained in this prospectus. For additional information, please see “Risk Factors.”

Mavenir has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mavenir has filed with the SEC for more complete information about Mavenir and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: (866) 718-1649, or email: prospectus@morganstanley.com; BofA Merrill Lynch, telephone: 866-500-5408; or Deutsche Bank Securities Inc., Attn: Prospectus Department, 60 Wall Street, New York, New York 10005, telephone: 800-503-4611 or email: prospectus.cpdg@db.com.